UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                         KIRSCHNER MEDICAL CORPORATION
                               (Name of Issuer)

                         Common Stock, $.10 Par Value
                        (Title of Class of Securities)

                                  497660 10 0
                                (CUSIP Number)

                         Daniel P. Hann, Biomet, Inc.
                     Airport Industrial Park, P.O. Box 587
                     Warsaw, Indiana  46580 (800) 348-9500
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 12, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Total pages: ________

SCHEDULE 13D

CUSIP No.          497660 10 0        Page _________ of _________ Pages
- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Biomet, Inc.     35-1480613
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  ___
          (b)  _X_
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D)OR 2(E)     ___
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OR ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7         SOLE VOTING POWER

          685,222
- --------------------------------------------------------------------------------
8         SHARED VOTING POWER

          -0-
- --------------------------------------------------------------------------------
9         SOLE DISPOSITIVE POWER

          685,222
- --------------------------------------------------------------------------------
10        SHARED DISPOSITIVE POWER

          -0-
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          685,222
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES  ___
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.0%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
- --------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!   INCLUDE BOTH SIDES OF
THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
- --------------------------------------------------------------------------------
SCHEDULE 13D

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kirschner Acquisition Corp.         35-1928713
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  ___
          (b)  _X_
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D)OR 2(E)     ___
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OR ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7         SOLE VOTING POWER

          685,222
- --------------------------------------------------------------------------------
8         SHARED VOTING POWER

          -0-
- --------------------------------------------------------------------------------
9         SOLE DISPOSITIVE POWER

          685,222
- --------------------------------------------------------------------------------
10        SHARED DISPOSITIVE POWER

          -0-
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          685,222
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES  ___
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.0%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
- --------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!   INCLUDE BOTH SIDES OF
THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
- --------------------------------------------------------------------------------
Item 4.      Purpose of Transaction

       As of July 16, 1994, Biomet, Inc. ("Biomet"), Biomet Acquisition Corp. ("BAC"), a wholly-owned subsidiary of Biomet, and Kirschner Medical Corporation ("Kirschner") entered into an Agreement and Plan of Merger. On September 15, 1994, Biomet, BAC, Kirschner and Kirschner Acquisition Corp. ("KAC") entered into a First Amendment to the Agreement and Plan of Merger. The Agreement and Plan of Merger, as amended by the First Amendment is hereinafter referred to as the "Merger Agreement". As amended, the Merger Agreement provides that KAC, also a wholly-owned subsidiary of Biomet formed for purposes of the Merger, is substituted for BAC as a party to the Merger Agreement and is granted all of the rights and shall be responsible for the performance of all of the obligations of BAC as described in the Merger Agreement. BAC has been released and discharged from any and all obligations under the Merger Agreement.

       The Merger Agreement provides for the survival of KAC as a result of the Merger whereby Kirschner will be merged with and into KAC in the event Biomet elects to pay the Merger consideration by delivering (1) Biomet Common Shares in exchange for 50% of the outstanding Kirschner Common Shares (other than Kirschner Common Shares held by Biomet, KAC or their respective subsidiaries) (the "Converted Kirschner Shares") and (2) cash in exchange for the remaining 50% of the Converted Kirschner Shares in the amount of $10.75 per share (the "Stock Election"). Biomet exercised the Stock Election on September 28, 1994.

       The number of Biomet Common Shares to be delivered will be determined by multiplying the number of Converted Kirschner Shares to be exchanged for Biomet Common Shares by a fraction (the "Conversion Ratio") the numerator of which is $10.75 and the denominator of which is the average of the last sale prices for the Biomet Common Shares as reported by the National Association of Securities Dealers Automated Quotation System-National Market System ("NASDAQ-NMS") for the ten consecutive trading days ending on the fifth trading day prior to the closing of the Merger (the "Average Price"); provided, however, that in no event shall the Conversion Ratio be less than 0.9.

       As of the Effective Time, the Kirschner Common Shares will no longer represent any interest in the equity of Kirschner, and all certificates formerly representing Kirschner Common Shares shall be deemed cancelled and shall represent only the right to receive the Merger consideration.

       The holders of the Converted Kirschner Shares as of 12:01 a.m. on the date immediately following the date of filing of a Certificate of Merger with the Delaware Secretary of State (the "Effective Time") (other than (a) Kirschner Common Shares subject, as of the Effective Time, to restrictions set forth in grants of restricted stock ("Restricted Kirschner Shares") made under the Kirschner 1994 Incentive Stock Option and Restricted Stock Plan (the "Kirschner Plan") and (b) Kirschner Common Shares held by persons who properly exercise their statutory rights to appraisal ("Dissenting Shareholders") will, by virtue of the Merger and without any action on the part of Kirschner, be entitled to receive, at the election of each Kirschner shareholder and subject to the conditions and limitations set forth in Merger Agreement, either (i) all cash in the amount of $10.75 per share, or (ii) all Biomet Common Shares, or (iii) a combination of cash and Biomet Common Shares. Each Kirschner Common Share as to which a valid shareholder election to receive Biomet Common Shares is made ("Electing Shares") will be converted in the Merger into the greater of (i) the number of Biomet Common Shares determined by dividing $10.75 by the Average Biomet Price, or (ii) 0.9 Biomet Common Shares. Except as described below, each Kirschner Common Share as to which a shareholder election to receive Biomet Common Shares is not properly made will be converted into the right to receive cash in the amount of $10.75 per share.

       Restricted Kirschner Shares will be converted into Biomet Common Shares on the basis described above. Kirschner Common Shares held by Dissenting Shareholders will not be converted into the Merger consideration unless and until the Dissenting Shareholders shall withdraw the demand for payment or shall fail to establish the right to payment of the value of those shares as provided by Delaware law.

       If the aggregate number of Biomet Common Shares which would be issuable in exchange for Electing Shares (the "Requested Shares") exceeds the number of Biomet Common Shares to be delivered as part of the Merger consideration (the "Delivered Shares"), then each holder of Electing Shares will be entitled to receive Biomet Common Shares for that number of whole Electing Shares determined by multiplying the number of Delivered Shares by a fraction, the numerator of which is the number of Electing Shares held by the particular Kirschner shareholder and the denominator of which is the number of all Electing Shares. Each Electing Share not converted into Biomet Common Shares will be converted into the right to receive cash in the amount of $10.75 per share.

       If the number of Delivered Shares exceeds the number of Requested Shares, the Delivered Shares shall be distributed first to the holders of Restricted Kirschner Shares issued pursuant to the Kirschner Plan; then to the holders of Kirschner Common Shares as to which no shareholder election is properly made, in the order determined by random lot; and finally to the holders of Kirschner Common Shares as to which a shareholder election to receive cash is properly made, in the order determined by random lot, each such holder to receive Delivered Shares with respect to one-half of the Merger consideration to which that holder is entitled and cash with respect to the remainder of the Merger consideration to which that holder is entitled.

       If the sum of the amount of cash which would be payable to Dissenting Shareholders at the rate of $10.75 per share would exceed the amount of cash which would be delivered by Biomet under the provisions of the Stock Election, the Stock Election shall automatically be revoked and the Merger consideration shall be paid in cash at the rate of $10.75 per Kirschner Common Share in accordance with the Merger Agreement as if the Stock Election had not been made and KAC shall merge with and into Kirschner.

       The acquisition of the Acquired Shares was for the purpose of providing Biomet with a significant ownership interest in Kirschner pending the consummation of the Merger, and (assuming payment of the Note when due November 1, 1995 at face value) to reduce the total amount of consideration ultimately paid by Biomet pursuant to the Merger Agreement, if the Merger is consummated.

       Biomet has delivered to Kirschner an earnest money deposit of $2,000,000 (the "Deposit"). All or a portion of the Deposit would be refundable to Biomet unless the Merger is not consummated for certain specified reasons, in which case Kirschner would be entitled to keep all of the Deposit as liquidated damages in consideration for Kirschner's time and expense. In addition, Kirschner would be obligated to return the Deposit and/or pay Biomet $1,000,000 as liquidated damages in consideration for Biomet's time and expense if certain specified actions related to a third-party acquisition of Kirschner should occur prior to Closing. The Deposit may be applied by Kirschner as of August 30, 1994 to repay amounts outstanding under its revolving credit facility with First Union Commercial Corporation dated May 26, 1994.

       The Merger Agreement provides that consummation of the Merger is contingent upon the fulfillment or waiver of certain conditions, including but not limited to, the following: (1) the expiration of a preferential right of Figgie International, Inc. to purchase certain Kirschner technology; (2) the redemption of all outstanding rights to purchase Kirschner Common Shares under Kirschner's Shareholder Rights Plan, or the amendment of the Shareholder Rights Plan so that the Kirschner Rights do not become exercisable as a result of the Merger; (3) the amendment of the terms of certain outstanding grants of Restricted Kirschner Shares to impose certain additional conditions on the elimination of the restrictions on the Biomet Common Shares to be issued in replacement of the Restricted Kirschner Shares; (4) the assumption by Biomet of Kirschner's obligations with respect to its outstanding incentive stock options, and the issuance by Biomet of new options to C. Scott Harrison and to other members of management of Kirschner (the "Kirschner Managers"); (5) the execution by the Kirschner Managers of non-compete agreements;
(6) the completion by Biomet and Kirschner to its satisfaction of a due diligence review of the other; (7) the absence of any material adverse change in the financial condition of Kirschner or Biomet; (8) the expiration or termination of the waiting period under Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (9) the continued effectiveness of the Registration Statement under applicable federal and state securities laws and the eligibility of Biomet Common Shares to be issued in the Merger for quotation on NASDAQ-NMS upon notice of issuance; (10) receipt by Kirschner of an opinion from Dain Bosworth that the Merger is fair to Kirschner's shareholders from a financial point of view; (11) the approval of the Merger by Kirschner's shareholders and by Biomet, as sole stockholder of KAC; and (12) receipt by Kirschner and Biomet of a legal opinion to the effect that the Merger will be treated as a qualifying reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

       The Board of Directors of Biomet, the KAC and Kirschner have approved the Merger. The question of approval of the Merger is expected to be submitted to a vote of the Kirschner shareholders at a meeting to be held November 4, 1994. The Closing is expected to occur on the next business day following the Kirschner shareholders meeting.

       Other than provided for the transaction provided for in the Merger Agreement and the transaction provided for in the Purchase Agreement described in response to Item 6, neither Biomet nor KAC have any plans or proposals relating to or which would result in
(a) the acquisition by any person of additional securities of Kirschner, or the disposition of securities of Kirschner; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kirschner or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Kirschner or any of its subsidiaries; (d) any change in the present board of directors or management of Kirschner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Kirschner; (f) any other material change in Kirschner's business or corporate structure; (g) changes in Kirschner's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Kirschner by any person; (h) causing a class of securities of Kirschner to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Kirschner becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

       The foregoing is qualified in its entirety by reference to the Agreement and Plan of Merger, a copy of which was included as part of the Schedule 13D filed on August 20, 1994, and a copy of the First Amendment, a copy of which is included herewith as Exhibit A.

Item 7.      Material to be Filed as Exhibits

                                                            Page in Sequential
      Description of Exhibits                                Numbering System
      -----------------------                               ------------------
      Purchase Agreement dated August 12,
      1994 by and between Figgie
      International, Inc. and Kirschner
      Acquisition Corp. (1)

      Agreement and Plan of Merger by and
      among Biomet, Inc., Biomet
      Acquisition Corp and Kirschner
      Medical Corporation, dated July 16,
      1994.  None of the Exhibits or
      Schedules attached to this
      agreement have been included.  The
      Reporting Persons agree to furnish
      supplementally a copy of any
      omitted Exhibit or Schedule to the
      Commission upon request. (1)

      First Amendment to Agreement and
      Plan of Merger by and among Biomet,
      Inc., Biomet Acquisition Corp. and
      Kirschner Medical Corporation,
      dated September 15, 1994. (2)




_____________________________

      1 Included as part of the Schedule 13D filed on August 20, 1994.

      2  Included herewith.

                                      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              BIOMET, INC.


Date: October 4, 1994                         By:  /s/ Gregory D. Hartman
                                              Gregory D. Hartman
                                              Vice President (Finance)


                                              KIRSCHNER ACQUISITION CORP.


Date: October 4, 1994                         By:  /s/ Gregory D. Hartman
                                              Gregory D. Hartman, Treasurer




EXHIBIT A


                      First Amendment

                             to

                Agreement and Plan of Merger

                        by and among

                        Biomet, Inc.

                  Biomet Acquisition Corp.

                            and

                Kirschner Medical Corporation




                            Dated

                     September 15, 1994







                       FIRST AMENDMENT
                             to
                AGREEMENT AND PLAN OF MERGER


       This First Amendment (the "First Amendment") to the Agreement and Plan of Merger dated July 16, 1994 (the "Agreement"), by and among Biomet, Inc., an Indiana corporation ("Biomet"), Biomet Acquisition Corporation, a Delaware corporation ("BAC") and Kirschner Medical Corporation, a Delaware corporation ("Kirschner") is made and entered into as of this 15th day of September, 1994 by and among Biomet, BAC, Kirschner and Kirschner Acquisition Corp., a Delaware corporation ("KAC").


                                Preliminary Statement

       On July 16, 1994, Biomet, BAC and Kirschner executed the
Agreement for the purpose of providing for the merger of BAC and Kirschner. Biomet, BAC and Kirschner desire to modify the terms and conditions of the Agreement.

       KAC is a wholly-owned subsidiary of Biomet that conducts no active business operations. The capital structure of KAC consists of 1,000 shares of Common Stock, without par value, of which 100 shares are outstanding and owned by Biomet.

       The Boards of Directors of Biomet and BAC deem it in the best interest of Biomet and BAC, respectively, to substitute KAC as a party for BAC in the Agreement and to effect a merger between KAC and Kirschner (the "Merger"). The Board of Directors of Kirschner deems the Merger in the best interest of Kirschner and its shareholders. The Board of Directors of KAC deems the Merger in the best interest of KAC. The Boards of Directors of Biomet, BAC, KAC and Kirschner have, by resolutions duly adopted, approved this First Amendment. The question of approval of the Merger will be submitted to, and consummation of the Merger is subject to approval by, the shareholders of Kirschner, as provided in the Agreement.


                                Terms and Conditions

       In consideration of the mutual covenants and agreements herein contained and of other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, Biomet, BAC, Kirschner and KAC hereby covenant and agree as follows:

       Section 1. Parties to the Agreement. KAC shall be substituted for BAC as a party to the Agreement. KAC shall have all of the rights and shall be responsible for the performance of all of the obligations of BAC as described in the Agreement as amended hereby. BAC is hereby released and discharged from any and all obligations under the Agreement.

       Section 2. Amendments to the "Preliminary Statement" of the Agreement. The Preliminary Statement of the Agreement erroneously states that "3,607,330" shares of Kirschner Common and an equal number of Kirschner Rights are issued and outstanding. The Preliminary Statement is hereby amended to reflect that 3,607,730 shares of Kirschner Common and Kirschner
Rights are issued and outstanding.

       Section 3.  Amendments to Article I.

       (a) The first sentence of Section 1.1 of the Agreement is amended to read as follows:

       "Upon the terms and subject to the satisfaction of the conditions precedent contained in this Agreement, (a) if Biomet makes a Stock Election (as defined in Section 3.2(d)), Kirschner shall be merged with and into KAC and KAC shall survive the Merger, or (b) if Biomet does not make a Stock Election, or if a Stock Election is revoked pursuant to Section 3.1, KAC shall be merged with and into Kirschner and Kirschner shall survive the Merger."

       (b) A new sentence is added at the end of Section 1.5(a) to read as follows:

             "Biomet agrees that pending consummation of the Merger or the refund of the Deposit as provided for herein, the Deposit may be applied by Kirschner as of August 30, 1994 to repay amounts outstanding under its revolving credit facility with First Union Commercial Corporation dated
       May 26, 1994."

       Section 4.  Amendments to Article III.

       (a) Section 3.1 of the Agreement is amended to read as follows:

             "Section 3.1. Treatment of Shares of KAC. If the Surviving Corporation is Kirschner, the shares of KAC issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of KAC or Biomet, be converted into an equal number of common shares of the Surviving Corporation, and all certificates formerly representing shares of KAC shall be deemed cancelled and of no further effect, and a new certificate representing the shares of the Surviving Corporation shall be issued and delivered to Biomet. If the Surviving Corporation is KAC, the outstanding shares of KAC as of the Effective Time shall be unaffected by the Merger and the certificates representing those shares shall continue to represent the outstanding shares of the Surviving Corporation following the Effective Time."

       (b) Section 3.2 of the Agreement is amended to read as follows:

             "Section 3.2.  Conversion of Kirschner Common.

             (a) All shares of Kirschner Common held as treasury shares and all shares of Kirschner Common held by Biomet, KAC or any of their respective subsidiaries immediately prior to the Effective Time (collectively, the "Cancelled Shares") shall, by virtue of the Merger, be cancelled as of the Effective Time and no payment shall be made with respect thereto. Each share of Kirschner Common issued and outstanding immediately prior to the Effective Time, other than (i) the Cancelled Shares, (ii) shares of Kirschner Common (the "Restricted Shares") held as of the Effective Time subject to the restrictions set forth in grants of restricted stock (the "Grants") made under the Kirschner 1994 Incentive Stock Option and Restricted Stock Plan (the "Kirschner Plan") and (iii) shares of Kirschner Common (the "Dissenting Shares") held by persons who properly exercise their statutory rights to appraisal under Section 262 of the DGCL ("Dissenting Shareholders"), shall, by virtue of the Merger and without any action on the part of Kirschner, be converted as of the Effective Time into the right (i) to receive cash in the amount of $10.75 per share or, (ii) if Biomet makes a Stock Election (as defined in Section 3.2(d)), to receive, at the election of the holders of Kirschner Common and subject to the conditions and limitations set forth in Section 3.3, that number of Biomet Common Shares determined in accordance with Section 3.3(a) and/or cash in the amount of $10.75 per share. The aggregate amount of cash and Biomet Common Shares, if any, to be delivered pursuant to this Agreement are hereinafter referred to as the "Merger Consideration."

             (b) Each Restricted Share shall, by virtue of the Merger and without any action on the part of Kirschner, be converted as of the Effective Time into the right to receive that number of Biomet Common Shares determined in accordance with Section 3.3(a)(i).

             (c) Dissenting Shares shall not be converted into the Merger Consideration as contemplated by this Agreement; provided, however, that each Dissenting Share outstanding at the Effective Time and held by any Dissenting Shareholder who shall subsequently withdraw the demand for payment of the value of such shares or fail to establish the right to be paid the value of such shares as provided by applicable Delaware law, shall thereupon be deemed to be converted into the right to receive cash or Biomet Common Shares (if any) in the same manner as provided for other outstanding shares of Kirschner Common in Section 3.3. After the Effective
       Time, the Surviving Corporation and each Dissenting Shareholder shall have the rights, duties and obligations with respect to the Dissenting Shares as are set forth in
       Section 262 of the DGCL.

             (d) For purposes of this Agreement, a "Stock Election" shall mean an election by Biomet to pay the Merger Consideration by delivering (i) Biomet Common Shares in exchange for 50% of the Converted Kirschner Shares (as defined herein); and (ii) cash at the rate of $10.75 for each share of Kirschner Common in exchange for 50% of the Converted Kirschner Shares. For purposes of clause (i) of this Section 3.2(d), "Converted Kirschner Shares" shall mean all shares of Kirschner Common outstanding immediately prior to the Effective Time that are not held by Biomet, KAC or their respective subsidiaries. The number of Biomet Common Shares to be delivered pursuant to clause (i) of this
       Section 3.2(d) shall be determined by multiplying the number of Converted Kirschner Shares to be exchanged for Biomet
       Common Shares by a fraction (the "Conversion Ratio") the numerator of which is $10.75 and the denominator of which is the average of the last sale prices for the Biomet Common Shares as reported by the National Association of Securities Dealers Automated Quotation System-National Market System ("NASDAQ-NMS") for the ten consecutive trading days ending on the fifth trading day prior to the Closing (the "Average Price"), provided, however, that in no event shall the Conversion Ratio be less than 0.9. Biomet shall be entitled to make a Stock Election at any time prior to the first mailing to Kirschner shareholders of the proxy statement prepared by Kirschner (the "Proxy Statement") for use in connection with the shareholders meeting to be held pursuant to Section 6.3 (the "Kirschner Shareholders Meeting"). If
       (i) Biomet makes a Stock Election and (ii) the sum of (1) the amount of cash which would be payable to holders of fractional share interests pursuant to Section 3.3(c), plus
       (2) the amount of cash which would be necessary to pay the holders of Dissenting Shares (as defined in Section 3.2(a)) at the rate of $10.75 per Dissenting Share, would exceed the amount of cash which would be delivered by Biomet pursuant to Section 3.2(d) following a Stock Election, Biomet's Stock Election shall automatically be revoked and the Merger Consideration shall be paid in cash in accordance with this Agreement as if a Stock Election had not been made and Kirschner shall be the Surviving Corporation.

             (e) As of the Effective Time, all shares of Kirschner Common shall no longer represent any interest in the equity of Kirschner, and all certificates formerly representing shares of Kirschner Common shall be deemed cancelled and shall represent only the right to receive the Merger Consideration."

       (c) Section 3.3 of the Agreement is amended to read as follows:

             "Section 3.3.  Surrender and Payment for Kirschner
       Shares.

             (a)  If Biomet makes a Stock Election,

                    (i) Each share of Kirschner Common as to which a valid Shareholder Election (as defined herein) to receive Biomet Common Shares is made pursuant to
             Section 3.3(a)(ii) shall, subject to the limitations set forth in Sections 3.3(a)(iii) and 3.3(a)(iv), be converted in the Merger into the greater of (1) the number of Biomet Common Shares determined by dividing $10.75 by the Average Price, or (2) 0.9 Biomet Common Shares. Except as otherwise provided in
             Section 3.3(a)(iv), each share of Kirschner Common as to which a Shareholder Election to receive Biomet
             Common Shares is not properly made shall be converted into the right to receive cash in the amount of $10.75 per share.

                    (ii)  Subject to Sections 3.3(a)(iii) and
             3.3(a)(iv), any registered holder of a certificate or certificates representing shares of Kirschner Common outstanding as of the Effective Time may elect to receive either Biomet Common Shares or cash for all or a portion of the shares of Kirschner Common held by such holder as hereinafter provided (a "Shareholder Election"). A form of election (which may be included on the letter of transmittal to be sent to Kirschner shareholders pursuant to Section 3.3(e)) (the "Form of Election") shall be mailed promptly after the Effective Time to shareholders of Kirschner of record as of the Effective Time, together with the results of the vote on the Merger at the Kirschner Shareholders Meeting. Any Shareholder Election to receive Biomet Common Shares or cash with respect to any share of Kirschner Common as contemplated by this Section 3.3(a)(ii) shall have been properly made only if the Exchange Agent (as defined herein) shall have received a properly completed Form of Election on or before the 30th day after the Effective Time (the "Election Deadline"). Shares of Kirschner Common as to which a Shareholder Election to receive Biomet Common Shares has been properly made are referred to herein as "Electing Shares".

                    (iii) If the aggregate number of Biomet Common Shares which would be issuable in exchange for shares of Kirschner Common as to which Shareholder Elections to receive Biomet Common Shares are properly made in accordance with Section 3.3(a)(ii) (determined without regard to this paragraph) (the "Requested Shares") exceeds the number of Biomet Common Shares to be delivered pursuant to Section 3.2(d)(i) (the "Delivered Shares"), then each holder of Electing Shares shall be entitled to receive Biomet Common Shares pursuant to
             Section 3.3(a)(i) for that number of whole Electing Shares determined by multiplying the number of Delivered Shares (less the number of Biomet Common Shares to be exchanged for Restricted Shares) by a fraction, the numerator of which is the number of Electing Shares held by the particular Kirschner shareholder and the denominator of which is the number of all Electing Shares. Each Electing Share not converted into Biomet Common Shares shall be converted into the right to receive cash in the amount of $10.75 per share.

                    (iv) If the number of Delivered Shares exceeds the number of Requested Shares, the Delivered Shares shall be distributed in the following order until exhausted: first, to the holders of Restricted Shares; then to the holders of Electing Shares; then to the holders of shares of Kirschner Common as to which no Shareholder Election is properly made, in the order determined by random lot; and finally to the holders of shares of Kirschner Common as to which a Shareholder Election to receive cash is made, in the order determined by random lot, each such holder to receive Delivered Shares with respect to one-half of the portion of the Merger Consideration to which that holder is entitled and cash with respect to the remainder of the Merger Consideration to which that holder is entitled.

                    (v) To the extent the allocation of the Delivered Shares provided for in Section 3.3(a)(iii) or
             Section 3.3(a)(iv) results in the creation of fractional share interests, the number of whole Biomet Common Shares representing the aggregate of such fractional share interests (the "Unallocated Biomet Shares") shall be distributed by random lot to the holders of shares of Kirschner Common who were entitled to receive Biomet Common Shares as a result of such allocation, and the holders of the remaining fractional share interests shall be paid cash in lieu thereof in accordance with Section 3.3(c). No Kirschner shareholder shall receive more than one Unallocated
             Biomet Share pursuant to this paragraph.

                    (vi) Biomet shall have discretion to determine whether or not Shareholder Elections have been properly made pursuant to this Section 3.3 and when elections were received. If Biomet determines that any Shareholder Election to receive Biomet Common Shares was not properly made with respect to shares of Kirschner Common, such shares shall be treated for all purposes as shares which are not Electing Shares and, subject to Sections 3.3(a)(iii) and 3.3(a)(iv), such shares shall be converted into the right to receive cash in the amount of $10.75 per share. The Exchange Agent shall mark the date and time of its receipt of each letter of transmittal and Form of Election on the face thereof. After the Election Deadline, the Exchange Agent shall make all computations as to the allocations and the prorations contemplated by this
             Section 3.3 and any such computation shall be conclusive and binding on the holders of Kirschner Common. The Exchange Agent may, with the consent of Biomet, make such equitable changes in the procedures for implementation of the Shareholder Elections provided for in this Section 3.3 as shall be necessary or desirable to fully distribute the Delivered Shares.

             (b) At the Closing, Biomet shall, on behalf of the holders of Kirschner Common, transfer to a bank or trust company that is mutually acceptable to Biomet and to Kirschner (the "Exchange Agent"), (i) if Biomet makes a Stock Election, a number of Biomet Common Shares, from either or both of its authorized but unissued or treasury shares, and an amount in cash, both determined in accordance with Section 3.2(d), or (ii) if the Merger Consideration is to be paid using cash, an amount in cash equal to $10.75 multiplied by the number of Converted Kirschner Shares; provided, that, in either case, Biomet shall withhold from the cash delivered an amount equal to $10.75 multiplied by the number of shares of Kirschner Common held by all Dissenting Shareholders. None of the Biomet Common Shares delivered to the Exchange Agent, if any, shall be sold to generate cash to pay for fractional share interests or used for any purpose other than the exchange of shares provided for in this Section 3.3. Any cash required in lieu of fractional shares shall be paid by the Exchange Agent out of the cash transferred to it by Biomet.

             (c) No certificates or scrip representing fractional Biomet Common Shares shall be issued in the Merger and no holder of any such fractional share interest shall be entitled to vote, to receive any dividends or other distributions paid or declared on Biomet Common Shares, or to exercise any other rights as a shareholder of Biomet with respect to such fractional share interest. Any holder of Kirschner Common who would otherwise be entitled to receive a fractional Biomet Common Share in exchange for Kirschner Common hereunder shall be entitled upon surrender of certificates for Kirschner Common in accordance with
       Section 3.3(e) to receive in lieu of such fractional share an amount in cash equal to the amount of such fraction multiplied by the Average Price.

             (d) As soon as practicable after the Effective Time, Kirschner shall deliver or cause to be delivered to Biomet and the Exchange Agent a list setting forth (i) the name, address and taxpayer identification number of each Kirschner shareholder as of the Effective Time, and (ii) the number of shares of Kirschner Common held by each such shareholder (the "Shareholder Listing"). The Shareholder Listing shall identify each Dissenting Shareholder.

             (e) Promptly after the Effective Time, Biomet shall cause to be sent to each holder of Kirschner Common as of the Effective Time (other than Dissenting Shareholders) at the address set forth on the Shareholder Listing a letter of transmittal for use by such holder to surrender certificates for Kirschner Common in exchange for the portion of the Merger Consideration to which the holder is entitled and, if Biomet makes a Stock Election, the Form of Election and other information required by Section 3.3(a)(ii). Each holder of shares of Kirschner Common as of the Effective Time (other than Dissenting Shareholders) shall be entitled to receive the Merger Consideration to which the holder is entitled upon surrender to the Exchange Agent of the certificates representing the shares of Kirschner Common owned by the shareholder, together with a properly completed letter of transmittal covering such shares and, if Biomet makes a Stock Election, shall be entitled, prior to the Election Deadline, to make a Shareholder Election pursuant to Section 3.3(a)(ii).

             (f) If any portion of the Merger Consideration is to be paid to a person other than the registered holder of the Kirschner Common represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. In the event that any certificate representing Kirschner Common is lost, stolen or destroyed, Biomet or the Exchange Agent may require as a condition to the payment of the Merger Consideration with respect to such Kirschner Common pursuant to this Agreement that the holder of such Kirschner Common execute such affidavits and provide such indemnities, including without limitation the posting of a bond, as either of them in their sole discretion shall determine.

             (g) After the Effective Time, there shall be no further registration of transfers of Kirschner Common outstanding prior to the Effective Time. If after the Effective Time certificates representing Kirschner Common outstanding prior to the Effective Time are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this Agreement.

             (h) Any portion of the Merger Consideration deposited with the Exchange Agent that remains unclaimed by the former holders of Kirschner Common on the six-month anniversary of the Closing shall be returned to Biomet, and all former holders of Kirschner Common who have not surrendered their certificates for the Merger Consideration prior to that time shall look only to Biomet with respect thereto. Neither Biomet nor the Surviving Corporation shall be liable to any former holder of Kirschner Common for any amount paid to a public official pursuant to any law relating to abandoned property. Any part of the Merger Consideration remaining unclaimed immediately prior to the time that it would otherwise escheat to or become the property of any governmental entity shall, to the extent permitted by applicable law, become the property of Biomet or the Surviving Corporation, as the case may be, free and clear of any claims or interest of any person previously entitled thereto.

             (i) No interest shall be paid upon the Merger Consideration. Any dividends or other distributions upon Biomet Common Shares that are payable to shareholders of record of Biomet as of a date subsequent to the Effective Time but prior to the delivery of certificates representing Biomet Common Shares to be issued in connection with the Merger, if any, shall be paid upon Biomet Common Shares issued as a part of the Merger Consideration at such time as certificates representing those Biomet Common Shares are delivered in accordance with the provisions of this Agreement."

       Section 5.  Amendments to Article VI.

       (a) Section 6.7 of the Agreement is amended to read as follows:

             "Section 6.7. Redemption of Kirschner Rights; Amendment of Rights Agreement. Kirschner agrees that, no later than immediately prior to the Effective Time, it will redeem, in accordance with the terms of the Rights Agreement, all the outstanding Kirschner Rights at a redemption price of $.01 per Kirschner Right; provided that no such redemption shall be required if Kirschner's Board of Directors amends the Rights Agreement to exclude Biomet from the definition of an "Acquiring Person" under the Rights Agreement and to exempt the transaction contemplated by the Merger Agreement as an event that would cause the Kirschner Rights to become exercisable. Kirschner shall not amend the Rights Agreement in any other respect without Biomet's prior written consent."

       (b) Section 6.8 of the Agreement is amended to read as follows:

             "Section 6.8. Treatment of Restricted Stock Grants. Kirschner agrees that, prior to the Closing, it shall use its best efforts to cause each holder of a Grant under the Kirschner Plan to enter into an agreement with Biomet (the "Biomet Restricted Stock Agreement") which subjects the Biomet Common Shares received in exchange for the Restricted Shares to the same restrictions on the same terms and conditions as the Restricted Shares under the Kirschner Plan, except that, notwithstanding the provisions of Section 6.f. of the Kirschner Plan or the provisions of any Restricted Stock Agreement, each Biomet Restricted Stock Agreement shall provide that the restrictions on the Biomet Common Shares shall lapse prior to 12:00 midnight on March 17, 1999 only upon the first to occur of the following: (a) the holder's employment with Biomet or its subsidiaries is terminated by Biomet, (b) the holder resigns as a result of a change by Biomet in the location of the performance by the holder of his services to Biomet or its subsidiaries to a location that, in the holder's reasonable judgment, is unacceptable, (c) the holder's compensation from Biomet is materially reduced, or (d) the holder dies or becomes totally disabled, or (e) solely with regard to C. Scott Harrison if he is either (i) not elected to the Board of Directors of Biomet within 60 days following the Effective Time or (ii) if elected, is not reelected to the Board of Directors by the shareholders or is removed from that office."

       (c)   A new Section 6.18 is added to read as follows:

             "Section 6.18. Non-Compete Agreements. Kirschner shall use its best efforts to cause C. Scott Harrison, Roger Van Broeck, Lewis E. S. Parker, Nicholas L. Gounaris and Warren M. Gitt to enter into agreements with Biomet containing terms consistent with those set forth on Schedule 11.2(e) (the "Non-Compete Agreements").

       Section 6.  Amendments to Article VII.

       (a) Sections 7.3(a) and 7.3(b) of the Agreement are amended to read as follows:

             "Section 7.3.  Registration Statement; NASDAQ-NMS
       Listing.

             (a) Biomet shall promptly prepare and file with the SEC under the Securities Act the Registration Statement.

             (b) If Biomet has made a Stock Election, Biomet (i) shall use all reasonable efforts to cause the Registration Statement to be declared effective as promptly as practicable; (ii) shall take all reasonable action required to be taken under applicable state securities or Blue Sky laws in connection with the issuance of Biomet Common Shares and Biomet Rights in the Merger; and (iii) shall take all such action as is reasonably necessary to qualify the Biomet Common Shares to be issued in the Merger for quotation in NASDAQ-NMS, effective upon notice of issuance."

       (b)   Section 7.3(c) of the Agreement shall be renumbered as
Section 7.4.

       (c)   Section 7.4 of the Agreement shall be renumbered as
Section 7.5.

       (d)   Section 7.5 of the Agreement shall be renumbered as
Section 7.6.

       Section 7.  Amendments to Article VIII.

       (a) Section 8.5 of the Agreement is amended to read as follows:

             "Section 8.5.  Amendment of Restricted Stock Grants.
       The holders of the Grants of Restricted Shares shall have entered into the agreements with Biomet described in Section 6.8."

       (b)   A new Section 8.11 is added to read as follows:

             "Section 8.11.  Execution of Non-Compete Agreements.
       The individuals specified in Section 6.18 shall have entered into the Non-Compete Agreements."

       Section 8.  Amendments to Article IX.  Section 9.6 of the
Agreement is amended to read as follows:

             "Section 9.6.  Roll-over of Kirschner Stock Options;
       Stock Option Grants.

             (a) Biomet shall have assumed all of the obligations of Kirschner as of the Effective Time with respect to each "incentive" option (as defined in Section 422 of the Code) to purchase Kirschner Common granted pursuant to any stock option plan of Kirschner (other than options held by members of the Board of Directors of Kirschner) held by each person who is an employee of the Surviving Corporation immediately following the Effective Time; provided, however, that those persons shall not obtain any additional benefits which they did not have under the Kirschner options or any other benefits not permitted in a transaction satisfying the requirements of Section 424(a) of the Code.

             (b) Biomet shall have made provision for the issuance, immediately following the Effective Time:

                    (i) of an option to purchase Biomet Common Shares that shall not be an incentive option to each person who is or was a member of the Board of Directors of Kirschner holding, as of the Effective Time, an option to purchase Kirschner Common; and

                    (ii) of a warrant to purchase Biomet Common Shares
             to the holder of the Kirschner Warrant;

       in each case on terms and conditions that shall preserve to the extent possible the benefit held by each such person as of the Effective Time under the options and the Kirschner Warrant (including the term and vesting period of the options but determined, in the case of the options, without consideration of the tax consequences of the grant or exercise of the option).

             (c) In addition to the provisions for issuance of options pursuant to any other section of this Agreement, as soon as practicable after the Effective Time Biomet shall
       (i) issue a non-incentive option to purchase 30,000 Biomet Common Shares to C. Scott Harrison and (ii) issue options to purchase Biomet Common Shares under the Biomet Option Plan to the following individuals in the following amounts:

                          Name                           Option Shares

                    Roger Van Broeck                          30,000
                    Lewis E. S. Parker                        30,000
                    Nicholas L. Gounaris                      20,000
                    Warren M. Gitt                            20,000

       All such options shall vest in equal, annual increments of one-seventh of the total amount of the grant, shall be exercisable during the two-year period following the date of vesting thereof and shall contain such other terms and conditions as shall be prescribed by Biomet's Stock Option Committee."

       Section 9.  Amendments to Article XI.

       (a)  A new Section 11.2(h) is added to read as follows:

             "(h) If Biomet has made a Stock Election, an opinion of Manatt, Phelps & Phillips, dated as of the Closing Date, in form and substance acceptable to both Biomet and Kirschner to the effect that the Merger constitutes a qualifying reorganization under Code Section 368(a)(1)(A) and 368(a)(2)(D), subject to receipt by Manatt, Phelps & Phillips of customary representations from both Biomet and Kirschner."

       (b)  A new Section 11.3(d) is added to read as follows:

             "(d) If Biomet has made a Stock Election, an opinion of Manatt, Phelps & Phillips, dated as of the Closing Date, in form and substance acceptable to both Biomet and Kirschner to the effect that the Merger constitutes a qualifying reorganization under Code Section 368(a)(1)(A) and 368(a)(2)(D), subject to receipt by Manatt, Phelps & Phillips of customary representations from both Biomet and Kirschner."

       Section 10. Amendments to Article XII. A new Section 12.4 is added to read as follows:

             Section 12.4. Registration of Option Shares. Biomet shall, at its expense, prepare and file with the Securities and Exchange Commission a registration statement on Form S-3 for the purpose of registering under the Securities Act the Biomet Common Shares acquired upon the exercise of the options described in Section 9.6(c)(i) and Section 9.6(b)(i) for resale by the original holders thereof, within a reasonable time following the receipt of a request therefor from any such holder; provided, however, that Biomet shall have no obligations hereunder with respect to any shares then eligible for sale pursuant to the provisions of SEC Rule 144.

       Section 11.  Definitions.  All terms defined in the
Agreement and used herein shall have the meanings assigned in the Agreement unless otherwise expressly provided herein.

       Section 12. Continued Effect of the Agreement. All terms and conditions of the Agreement, other than those amended herein, shall be unaffected by this First Amendment and shall continue in full force and effect until amended as provided in the Agreement.

       IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                          BIOMET, INC.



                                          By: /s/ Dane A. Miller
                                              Dane A. Miller, Ph.D.
                                              President and Chief Executive
                                              Officer
Attest: /s/ Daniel P. Hann
        Daniel P. Hann
        Secretary
                                          BIOMET ACQUISITION CORP.



                                          By: /s/ Dane A. Miller
                                              Dane A. Miller, Ph.D.
                                              President
Attest: /s/ Daniel P. Hann
        Daniel P. Hann
        Secretary

                                          KIRSCHNER MEDICAL CORPORATION



                                          By: /s/ C. Scott Harrison
                                              C. Scott Harrison, M.D.
                                              President and Chief Executive
                                              Officer
Attest: /s/ Nicholas L. Gounaris
        Nicholas L. Gounaris
        Secretary

                                          KIRSCHNER ACQUISITION CORP.



                                          By: /s/ Dane A. Miller
                                              Dane A. Miller, Ph.D.
                                              President
Attest: /s/ Daniel P. Hann
        Daniel P. Hann
        Secretary